File No. 70-11373

                United States Securities and Exchange Commission
                             Washington, D.C. 20549
                    ----------------------------------------
                               Amendment No. 1 to
                        Application on Form U-1 Under the
                   Public Utility Holding Company Act of 1935
                    ----------------------------------------

                           Stephen Forbes Cooper, LLC
                                   PGE Trust*
                                   Enron Corp.
                                1400 Smith Street
                                Houston, TX 77002

                    (Names of companies filing this statement
                  and addresses of principal executive offices
                    (* PGE Trust is a to-be-formed entity))
                    ----------------------------------------

                                       N/A
                    (Name of top registered holding company)
                    ----------------------------------------

                                   Enron Corp.
                           Attn.: Corporate Secretary
                                1400 Smith Street
                                Houston, TX 77002

                   (Names and addresses of agents for service)

                 The Commission is also requested to send copies
             of any communication in connection with this matter to:

                                 William S. Lamb
                                Sonia C. Mendonca
                     LeBoeuf, Lamb, Greene & MacRae, L.L.P.
                              125 West 55th Street
                             New York, NY 10019-5389
                            Telephone: (212) 424-8170
                            Facsimile: (212) 424-8500





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                                TABLE OF CONTENTS




Item 1.  Description of the Proposed Transactions                           3

         I. General Request                                                 3

         II. Background                                                     3

         III.  The Chapter 11 Plan                                          5

         IV. Relief Requested                                              10


Item 2.  Fees, Commissions and Expenses                                    10

Item 3.  Applicable statutory provisions and legal analysis                11

         I. Introduction                                                   11

         II. Analysis                                                      13

         III. Conclusion                                                   21

Item 4.  Regulatory approvals                                              21

Item 5.  Procedure                                                         21

Item 6.  Exhibits and Financial Statements                                 22

Item 7.  Information as to Environmental Effects                           23


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                               AMENDMENT NO. 1 TO
                          APPLICATION ON FORM U-1 UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

          On December 31, 2003, Enron Corp., Stephen Forbes Cooper, LLC and PGE Trust, a to-be-formed entity, filed an Application on Form U-1 under File No. 70-11373. This Amendment No. 1 to the Application amends and restates the Application previously filed to inform the Commission of the filing by Enron of a fifth amended chapter 11 plan and related disclosure statement with the Bankruptcy Court, and the issuance by the Bankruptcy Court of two orders approving, among other things, the disclosure statement for the fifth amended plan, voting procedures and ordering the solicitation of creditor votes. This Amendment also corrects certain statements with respect to certain affiliate transactions involving Enron and Portland General. Previously filed exhibits are not being resubmitted.

Item 1.  Description of the Proposed Transactions

          I. General Request

          Enron Corp. ("Enron"), an Oregon corporation, Stephen Forbes Cooper, LLC ("SFC"), the proposed plan administrator of Enron and other debtors in the chapter 11 case under the debtors' proposed chapter 11 plan, and the proposed trustee of PGE Trust, a to-be-formed entity, seek an order of the United States Securities and Exchange Commission ("Commission") declaring that Enron, SFC and PGE Trust are, or upon the occurrence of certain events under the plan described herein, would be, exempt from all provisions of the Public Utility Holding Company Act of 1935 ("1935 Act" or "Act") other than Section 9(a)(2), under
Section 3(a)(4) of the Act.

          II. Background

          Enron is a public utility holding company within the meaning of the Act by reason of its ownership of all of the outstanding voting securities of Portland General Electric Company ("Portland General"), an Oregon public utility company./1 On December 2, 2001, Enron and certain of its subsidiaries each filed a voluntary petition for relief under chapter 11 of title 11 of the United States Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the Southern District of New York ("Bankruptcy Court"). Over one hundred sixty
(160) additional Enron subsidiaries (the "Supplemental Debtors" and, together with the initial debtors, the "Debtors") have filed voluntary petitions since that time. Pursuant to sections 1107 and 1108 of the Bankruptcy Code, the Debtors continue to operate their businesses and manage their properties as debtors in possession. Portland General, Enron's sole public utility subsidiary company, however, is not in bankruptcy.

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1 Enron was formerly an exempt holding company under the Act by virtue of two applications filed under Sections 3(a)(1), 3(a)(3) and 3(a)(5) of the Act. By order dated December 29, 2003, Holding Co. Act Release No. 27782, the Commission denied the applications filed under Sections 3(a)(1), 3(a)(3) and 3(a)(5). In footnotes 69 and 71 of the order, the Commission noted Enron's claim that it is a temporary holding company and stated that the Commission would "refrain from addressing the alleged impact of the Plan on any application that Enron may file pursuant to Section 3(a)(4) unless and until such application is properly before us for review." With this filing, Enron, SFC and PGE Trust now place this issue before the Commission for review.


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          The Debtors have been engaged, since the commencement of the chapter
11 cases, in the rehabilitation and disposition of their assets to satisfy the claims of creditors. The Debtors have been consolidating, selling businesses and assets, dissolving entities and simplifying their complex corporate structure. The Debtors are holding cash from prior sales pending distribution under a chapter 11 plan and are positioning other assets for sale or other disposition. In this process, hundreds of corporations have or will be liquidated./2

          The Debtors have worked with the Official Committee of Unsecured Creditors appointed in the Debtors' chapter 11 cases (the "Creditors' Committee") and individual creditor groups to formulate a chapter 11 plan. On July 11, 2003, the Debtors filed a joint chapter 11 plan and a related disclosure statement. On September 18, 2003, November 13, 2003, December 17, 2003, and January 4, 2004, respectively, the Debtors filed amended, second amended, third amended and fourth amended plans and related amended disclosure statements with the Bankruptcy Court. On January 9, 2004, the Debtors filed a fifth amended plan (the "Plan") and a related amended disclosure statement with the Bankruptcy Court./3 A hearing to consider the adequacy of the information contained in the disclosure statement was held on January 6, 2004. By orders dated January 9, 2004, the Bankruptcy Court approved, among other things, the disclosure statement for the fifth amended plan, voting procedures and ordered the solicitation of creditor consents./4

         The Plan provides for the appointment of a Reorganized Debtor Plan Administrator ("Administrator") on the Effective Date for the purpose of carrying out the provisions of the Plan. Pursuant to Section 1.226 of the Plan, the Administrator would be SFC, an entity headed by Stephen F. Cooper, Enron's Acting President, Acting Chief Executive Officer, and Chief Restructuring Officer. In accordance with Section 36.2 of the Plan, the Administrator shall be responsible for implementing the distribution of the assets in the Debtors' estates to the Debtors' creditors, including, without limitation, the divestiture of Portland General common stock or the sale of that stock followed by the distribution of the proceeds to the Debtors' creditors.

          In preparation for the distribution of Portland General under the Plan, upon receipt of all appropriate regulatory approvals, Enron may transfer its ownership interest in Portland General to PGE Trust. If formed, PGE Trust would hold Enron's interest in Portland General as a liquidating vehicle, for the purpose of distributing, directly or indirectly, the shares of Portland General (or the proceeds of a sale of Portland General) to the Debtor's creditors as required by


-----------------
2 On the initial petition date, the Enron group totaled approximately 2,400 legal entities. Approximately 600 entities have been sold, merged or dissolved and approximately 1,800 legal entities remain. By the end of 2004, it is anticipated that all legal entities will be reduced to those necessary for Enron's operating businesses and the liquidation of assets.

3 The Plan is attached hereto as Exhibit A. Unless defined in the text of this Application, all capitalized terms used herein follow the definitions specified in the Plan. The Debtors reserve their right to amend the Plan.

4 See Order on motion of Enron Corp. approving the disclosure statement, setting record date for voting purposes, approving solicitation packages and distribution procedures, approving forms of ballots and vote tabulation procedures, and scheduling a hearing and establishing notice and objection procedures in respect of confirmation of the plan, Docket No. 15303, In re Enron Corp., et al., Chapter 11 Case No. 01-16034 (AJG), Jan. 9, 2004 (U.S. Bankruptcy Court, S.D.N.Y.), attached hereto as Exhibit H. See also Order establishing voting procedures in connection with the plan process and temporary allowance of claims procedures related thereto, Docket No. 15206, In re Enron Corp., et al., Chapter 11 Case No. 01-16034 (AJG), Jan. 9, 2004 (U.S. Bankruptcy Court, S.D.N.Y.), attached hereto as Exhibit I.


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the Plan. It is possible that PGE Trust also would hold Enron's interest in
Portland General for the purposes of consummating the transaction described below.

          Enron recently announced an agreement to sell the common stock of Portland General to Oregon Electric Utility Company, LLC ("Oregon Electric"), a newly-formed entity financially backed by investment funds managed by the Texas Pacific Group, a private equity investment firm./5 The transaction is valued at approximately $2.35 billion, including the assumption of debt. The sale is subject to the receipt of Bankruptcy Court and certain regulatory authorizations and closing is currently anticipated to occur in the second half of 2004.

          III. The Chapter 11 Plan

          Overview

          The Debtors filed the Plan and a draft disclosure statement with the Bankruptcy Court on January 9, 2004. The Plan represents a compromise of certain issues among the Debtors, the Creditors' Committee and the ENA Examiner and has their support./6 The hearing to approve the adequacy of the information contained in the disclosure statement has been held and the Bankruptcy Court has approved the disclosure statement and related solicitation materials to be served upon impaired creditors entitled to vote to solicit their acceptance or rejection of the Plan./7 A confirmation hearing on the Plan is expected to be held in April, 2004. The Plan may be confirmed by the Bankruptcy Court, even if creditors vote to reject the Plan, if the court finds that the Plan treats creditors fairly./8

          Following confirmation of the Plan by the Bankruptcy Court, the Plan shall become effective upon the satisfaction of certain conditions. Section 1.94 of the Plan specifies that the Effective Date shall occur on the first business day after the Plan is confirmed after which the conditions to the effectiveness of the Plan have been satisfied or waived, but in no event earlier than December 31, 2004./9 The conditions to the effectiveness of the Plan, set forth in
Section 37.1, are: (i) entry of the Bankruptcy Court confirmation order; (ii) the execution of documents and other actions necessary to implement the Plan;
(iii) the receipt of consents necessary to transfer assets to and establish Prisma and CrossCountry (described further below), and (iv) the receipt of consents necessary to issue the Portland General common stock under the Plan.

          Implementing the Plan will involve the Debtors making distributions to creditors required by the Plan, reporting on the status of Plan consummation, and applying for a final decree that closes the cases after they have been fully administered, including, without limitation,


-----------------
5 Enron Corp. Press Release dated November 18, 2003.

6 Enron will amend this application as necessary to reflect any changes in the documents related to the disposition of Portland General.

7 See note 4, supra. Creditors whose claims are "impaired" (i.e., those whose contractual rights are to be modified or who will be paid less than the full value of their claims under the plan) vote on the plan by submitting a ballot included with the disclosure statement. Creditors that will receive no distribution under the Plan are presumed to reject it and their vote will not be solicited.

8 In order to confirm a plan, the Bankruptcy Court must find that (1) the plan is feasible, (2) it is proposed in good faith, and (3) the plan and the proponent of the plan are in compliance with the Bankruptcy Code.

9 Under Section 1.94, the Debtors and the Creditors' Committee, in their joint and absolute discretion, could designate another Effective Date that falls after the Confirmation Date.


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reconciliation of claims. As such, administration of the estates in conjunction with the Bankruptcy Court will continue post confirmation, including the resolution of over five hundred adversary proceedings.

         Two principal aspects of the Plan involve the formation of holding companies, Prisma Energy International Inc. ("Prisma") and CrossCountry Energy ("CrossCountry"). Prisma would hold Enron's interest in power and gas distribution projects located outside the U.S. CrossCountry would hold Enron's interests in several gas transportation pipelines located in the U.S. As part of the Plan, creditors would receive shares of Prisma and CrossCountry, interests in a trust or other entity formed to distribute these assets, or cash proceeds of the sale of Prisma or CrossCountry. The Plan also makes provision for the distribution of other assets of the Debtors' estate, including in excess of $6 billion in cash, the proceeds of the liquidation or divestiture of businesses that do not fit into Prisma and CrossCountry, and the value of certain claims that Enron is pursuing against various professional service firms and financial institutions such as commercial and investment banks.

          The Distribution of Portland General Under the Plan

          As previously noted, the Plan will provide for the divestiture of Portland General either by the distribution of Portland General common stock to creditors or the sale of Portland General to a third party and the distribution of the proceeds thereof to creditors. Section 32.1(c) of the Plan provides that, commencing on or as soon as practicable after the Effective Date, the Portland General common stock shall be distributed to holders of specified claims upon
(a) allowance of General Unsecured Claims in an amount which would result in the distribution of 30% of the issued and outstanding shares of Portland General common stock and (b) obtaining the requisite consents for the issuance of the Portland General common stock.

          The Plan provides that the Debtors and the Creditors' Committee would jointly determine whether the Portland General common stock should be distributed to creditors directly by Enron or through an Entity/10 (referred to as "PGE Trust"/11) to be created on or subsequent to the Confirmation Date to hold the Portland General common stock./12 To allow the PGE Trust to be formed as and when necessary under the Plan, Enron is seeking the necessary regulatory approvals for the creation of the PGE Trust. If formed, the PGE Trust, will be managed under an agreement, the PGE Trust Agreement, which must be in form and substance satisfactory to the Creditors' Committee.

          The PGE Trust Agreement will provide for the management of the PGE Trust by the PGE Trustee who shall manage, administer, operate and liquidate the assets contained in the PGE Trust and distribute the proceeds thereof or the Portland General common stock./13 As


-----------------
10 Section 1.130 of the Plan provides that an "Entity" refers to a person, corporation, general partnership, limited partnership, limited liability company, limited liability partnership, association, joint stock company, joint venture, estate, trust, unincorporated organization, governmental unit, or any subdivision thereof, including, without limitation, the Office of the United States Trustee, or any other entity.

11 Plan Section 1.187.

12 Enron expects that the PGE Trust would be formed if, upon the Effective Date, sufficient General Unsecured Claims have not been allowed such that at least 30% of the Portland General common stock may be distributed.

13 Portland General currently has 42,758,877 shares of common stock, par value of $3.75 per share, all of which are held by Enron. Upon satisfaction of the conditions for the distribution of Portland General to the creditors under the


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currently contemplated, the PGE Trustee shall be SFC, or such other Entity appointed by the PGE Trust Board and approved by the Bankruptcy Court to administer the PGE Trust in accordance with the provisions of the PGE Trust Agreement and Article XXIV of the Plan./14 The PGE Trust Board would be selected by the Debtors, after consultation with the Creditors' Committee, and appointed by the Bankruptcy Court, or any replacements thereafter selected in accordance with the PGE Trust Agreement. If the PGE Trust is not formed, SFC, as Administrator, will oversee the management, administration and operation of Portland General (and the Debtors' other assets) until it is sold or the Portland General common stock is distributed to creditors under the Plan.

          The Plan describes the purpose of the PGE Trust and the trusts that may be established in connection with the distribution of Prisma and CrossCountry (collectively, the "Operating Trusts"). The Plan also describes the proposed management of the trusts./15 The Plan provides that the "Operating Trusts shall be established for the sole purpose of holding and liquidating the respective assets in the Prisma Trust, the CrossCountry Trust and the PGE Trust in accordance with Treasury Regulation Section 301.7701-4(d) and the terms and provisions of the Operating Trust Agreements."/16 The referenced Treasury regulation provides:

               Certain organizations which are commonly known as liquidating trusts are treated as trusts for purposes of the Internal Revenue Code. An organization will be considered a liquidating trust if it is organized for the primary purpose of liquidating and distributing the assets transferred to it, and if its activities are all reasonably necessary to, and consistent with, the accomplishment of that purpose. A liquidating trust is treated as a trust for purposes of the Internal Revenue Code because it is formed with the objective of liquidating particular assets and not as an organization having as its purpose the carrying on of a profit-making business which normally would be conducted through business organizations classified as corporations or partnerships. However, if the liquidation is unreasonably prolonged or if the liquidation purpose becomes so obscured by business activities that the declared purpose of liquidation can be said to be lost or abandoned, the


-----------------
Plan, the existing Portland General common stock held by Enron will be cancelled and new Portland General common stock will be issued. The shares of Portland General to be issued under the Plan will have no par value, of which 80,000,000 shares shall be authorized and of which 62,500,000 shares shall be issued under the Plan. The preferred stock of Portland General will remain outstanding.

14 Article XXIV of the Plan describes the establishment, purpose and operating parameters of the Operating Trusts, which include the PGE Trust, the Prisma Trust and the CrossCountry Trust.

15 The Operating Trusts would be established on behalf of the Debtors and the holders of allowed claims in certain specified classes. The Operating Trusts would be formed by the execution of the respective Operating Trust Agreements as soon as is practical after the receipt of all appropriate or required governmental, agency or other consents authorizing the transfer of the respective assets to the Operating Trusts. See Plan Section 24.1. With respect to the PGE Trust, the authorization of the Oregon Public Utility Commission ("OPUC") and the Federal Energy Regulatory Commission ("FERC") may be required prior to the contribution of the common stock of Portland General into the PGE Trust and the distribution of such stock to the creditors.

16 Plan Section 24.2.


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               status of the organization will no longer be that of a
               liquidating trust.

For all federal income tax purposes, all parties (including the Debtors, the Operating Trustee, and the beneficiaries of the Operating Trusts) must treat the transfer of assets to the respective Operating Trusts as a transfer to the holders of certain allowed claims, followed by a transfer by such holders to the respective Operating Trusts. The beneficiaries of the Operating Trusts are treated as the grantors thereof. Consistent with this view, under the Operating Trust Agreements, on the Effective Date the Debtors will have no obligation to provide any funding with respect to any of the Operating Trusts.

          The rights of the Operating Trustees to invest assets transferred to the Operating Trusts, the proceeds thereof, or any income earned by the respective Operating Trusts, will be limited to the right and power to invest such assets (pending periodic distributions) in cash equivalents. The Operating Trustees must distribute at least annually to the holders of the respective Operating Trust Interests all net cash income plus all net cash proceeds from the liquidation of assets, but the Operating Trustees may retain amounts necessary to satisfy liabilities and to maintain the value of the assets of the Operating Trusts during liquidation and to pay reasonable administrative expenses. The Operating Trusts must terminate no later than the third anniversary of the Confirmation Date, provided, however, that the Bankruptcy Court may extend the term of the Operating Trusts for additional periods not to exceed three years in the aggregate if it is necessary to liquidate the assets of the Operating Trusts.

          The IRS has stated that an organization created under chapter 11 of the Bankruptcy Code to be a liquidating trust will be characterized as a liquidating trust if it meets certain requirements. In particular, the IRS requires the trustee of a liquidating trust to commit to make continuing efforts to dispose of the trust assets, make timely distributions, and not unduly prolong the duration of the trust. These requirements are all incorporated into the Plan./17

          As of the Effective Date, compliance with the provisions of the Plan will become the general responsibility of SFC, as Administrator. SFC would be a retained agent of the Reorganized Debtors and subject to the supervision of the board of directors of the Reorganized Debtors./18 The Administrator's powers, duties and rights are described in the Reorganized Debtor Plan Administration Agreement, which must be in form and substance satisfactory to the Creditors' Committee.

          The responsibilities of the Administrator will include (a) facilitating the Reorganized Debtors' prosecution or settlement of objections to and estimations of claims, (b) prosecution or settlement of claims and causes of action held by the Debtors, (c) assisting the litigation trustees in performing their duties, (d) calculating and assisting the Disbursing Agent in implementing all distributions in accordance with the Plan, (e) filing all required tax returns and paying taxes and all other obligations on behalf of the Reorganized Debtors from funds held by the Reorganized Debtors, (f) periodic reporting to the Bankruptcy Court, of the status of the claims resolution process, distributions on allowed claims and prosecution of causes of action, (g) liquidating the


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17 See generally, Plan Article XXIV. See also, Rev. Proc. 94-45, 1994-2 CB 684, amplifying and modifying Rev. Proc. 82-58, 1982-2 CB 847, and Rev. Proc. 91-15, 1991-1 CB 484.

18 Plan Section 36.1.


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Remaining Assets and providing for the distribution of the net proceeds thereof in accordance with the Plan, (h) consulting with, and providing information to, the Disputed Claims Reserve overseers in connection with the voting or sale of Plan Securities to be deposited in the Disputed Claims Reserve, and (i) such other responsibilities as may be vested in the Administrator under the Plan, the Reorganized Debtor Plan Administration Agreement, Bankruptcy Court order, or as may be necessary and proper to carry out the provisions of the Plan./19 As noted above, if the PGE Trust is not formed, the Administrator also would manage, administer, operate and otherwise control Portland General subject to the supervision of the Board of Directors of the Reorganized Debtors and the consent of the Creditors' Committee./20

          Under the Plan, as of the Effective Date, the Reorganized Debtors will assist the Administrator in performing the following activities (a) holding the Operating Entities (including Portland General) for the benefit of creditors and providing certain transition services to such entities, (b) liquidating the Remaining Assets, (c) making distributions to creditors pursuant to the terms of the Plan, (d) prosecuting claim objections and litigation, (e) winding up the Debtors' business affairs, and (f) otherwise implementing and effectuating the terms and provisions of the Plan./21

          Portland General has entered into a master service agreement ("MSA") with certain affiliates, including Enron. The MSA allows Portland General to provide affiliates with the following general types of services: printing and copying, mail services, purchasing, computer hardware and software support, human resources support, library services, tax and legal services, accounting services, business analysis, product development, finance and treasury support, and construction and engineering services. The MSA also allows Enron to provide Portland General with the following services: executive oversight, general governance, financial services, human resource support, legal services, governmental affairs service, and public relations and marketing services./22 Portland General would provide services to affiliates at cost under the MSA and affiliate services provided to Portland General also would be priced at cost. If cost based pricing of particular services provided under the MSA would conflict with the affiliate transaction pricing rules of the OPUC, Portland General and Enron would refrain from providing or requesting such services, unless they have first obtained specific authorization from the OPUC to use cost based pricing for such services.

          Enron provides certain employee health and welfare benefits, 401(k), and insurance coverages to Portland General under the MSA that are directly charged to Portland General based upon Enron's cost for those benefits and coverages. The estimated cost of these services for the year 2004 in the aggregate is $26 million. The provision of these services is anticipated to continue until such services are replaced, which Enron expects will occur by the end of 2004.


-----------------
19 Plan Section 36.2.

20 Plan Section 40.1 provides that the board of directors of reorganized Enron shall consist of five persons selected by the Debtors, after consultation with the Creditors' Committee (with respect to four members) and the Enron North America Examiner (with respect to one member).

21 Disclosure Statement Section VII.A.2.

22 Subject to Bankruptcy Court approval, Enron currently does not intend to charge Portland General for allocations related to these services in 2004.


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          Portland General provides certain administrative services to Enron's subsidiary Portland General Holdings ("PGH") and its subsidiaries under the MSA that are allocated or directly charged to PGH and its subsidiaries based upon the cost for those services. The estimated cost of these services for the year 2004 in the aggregate is $900,000.

          Portland General has entered into a tax-sharing arrangement with Enron pursuant to which Portland General will be responsible for the amount of income tax that Portland General would have paid on a "stand alone" basis, and Enron will be obligated to make payments to Portland General as compensation for the use of Portland General's losses and/or credits to the extent that such losses and/or credits have reduced the consolidated income tax liability./23 Enron will be responsible for, among other things, the preparation and filing of all required consolidated returns on behalf of Portland General and its subsidiaries, making elections and adopting accounting methods, filing claims for refunds or credits and managing audits and other administrative proceedings conducted by the taxing authorities. Enron and Portland General will continue to be parties to this tax sharing agreement, or a new agreement on similar terms, until Enron and Portland General no longer file consolidated tax returns. It is intended that Enron and Portland General will file consolidated tax returns until Enron no longer owns 80% of the capital stock of Portland General, which may occur by a sale of Portland General stock to Oregon Electric or a third party, the transfer of Portland General to PGE Trust and distribution of PGE Trust to creditors or the cancellation of Portland General stock held by Enron to issue new stock to the creditors and the Disputed Claims Reserve. Enron will allocate the consolidated tax liability for each taxable period to Portland General and its subsidiaries in accordance with the requirements of the Internal Revenue Code and Treasury Regulations.

          IV. Relief Requested

          SFC, PGE Trust and Enron request an order of the Commission exempting each company under Section 3(a)(4) from all the provisions of the Act, except
Section 9(a)(2). Based on the Plan, as filed, each of SFC, PGE Trust and Enron would be a temporary holding company solely with respect to the Portland General common stock that may be held for the purpose of selling or distributing it in accordance with the Plan. SFC, PGE Trust and Enron would not hold or control the Portland General common stock for investment purposes or for the purpose of exercising control over Portland General contrary to the protected interests under the Act.

          The Plan is clear that the Portland General common stock must be divested under the Plan. Any holding company to be formed to implement that Plan objective is entitled to an exemption under Section 3(a)(4). Because Enron's actions with respect to Portland General would be structured and controlled under the Plan also to effect the sale or divestiture of Portland General, Enron too should be entitled to an exemption under Section 3(a)(4). The statutory basis for the relief requested is described further in Item 3, below.

Item 2.  Fees, Commissions and Expenses


-----------------
23 It is contemplated that the existing tax allocation agreement with Portland General may be amended to provide that Enron would pay Portland General for certain Oregon state tax credits generated by Portland General but not used on the consolidated Oregon tax return. Enron and Portland General also seek authorization to amend the Portland General tax allocation agreement accordingly.

          To be filed by amendment.

Item 3.  Applicable statutory provisions and legal analysis

I.       Introduction

         Section 3(a)(4) of the Act establishes an exemption for a holding company that is:

               temporarily a holding company solely by reason of the acquisition of securities for purposes of liquidation or distribution in connection with a bona fide debt previously contracted or in connection with a bona fide arrangement for the underwriting or distribution of securities.

The Section 3(a)(4) exemption has been used historically in two types of situations: (1) where utility stock was held as collateral for debt and the debtor defaulted, and (2) where in the course of the major restructuring of the utility industry brought about by section 11 of the Act, an entity acquired stock of a utility which it agreed to distribute within a relatively short period./24 Several of the precedents for the use of Section 3(a)(4) under the Act support the use of the exemption in the case of the Debtors' current chapter 11 Plan.

          In its 1995 report, the Commission's Division of Investment Management stated that "[a]lthough the legislative history does not reveal the specific rationale underlying section 3(a)(4), it appears that the exemption was intended to address a narrow set of circumstances in which holding company status was temporary, inadvertent, and unaccompanied by the intent to exercise control, so that abuses were unlikely to occur."/25 A review of the Section 3(a)(4) precedent casts some light on questions such as how long is "temporary", what is meant by "inadvertent" and what level of "control" would be inconsistent with the exemption.

          In a recent case, a subsidiary of Coastal States Gas Corp., with gas public utility, producing and transportation operations established a settlement trust, with a bank as trustee, for the purpose of resolving certain claims of its major natural gas customers./26 The trust was funded with various securities of Coastal and approximately 19% of the voting securities of Valero Energy Corp., a newly organized subsidiary that would hold the gas utility operations as a division and certain gas extraction and transportation facilities. Under the settlement plan, the trustee of the settlement trust would use its "best efforts" to sell the securities held by the


-----------------
24 Hawes, Utility Holding Companies ss. 3.04[4a] (1987).

25 The Regulation of Public Utility Holding Companies, Division of Investment Management, US Securities and Exchange Commission (June 1995), at 110.

26 Under Rule 3(a) of the Act, a bank is exempt as a holding company if it owns, controls or holds with power to vote the securities of a public utility or holding company which the bank: (1) holds as collateral for a bona fide debt; or
(2) holds in the ordinary course of its business as a fiduciary; or (3) has acquired solely for the purpose of liquidation in connection with a bona fide debt previously contracted and has owned beneficially for a period of not more than two years.


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


settlement trust by public or private sale for cash within seven years and to distribute the proceeds to the settling customers./27

          Coastal stated in support of its application that the settlement trust would hold the securities only temporarily until disposition can be appropriately accomplished in accordance with the terms of the settlement plan. Based on these facts, the Commission found that the settlement trust and the trustee were "temporary holding companies organized or serving solely for the purpose of distributing securities in connection with a settlement of legal claims" and that granting the exemption would not be detrimental to the public interest or the interest of investors or consumers. The Commission required annual reports indicating the securities sold or otherwise disposed of during the year and the amount remaining at the end of the year.

          The Coastal case is notable both for the length of time provided for the disposition of the securities by the trust and the minimal showing that the Commission required to satisfy the standards of Section 3(a)(4). Since the settlement trust was intentionally created to resolve certain litigation claims, there was apparently no requirement that the trust's holding company status must have occurred "inadvertently."/28

          In Fidelity Management & Research Co., the most recent precedent under
Section 3(a)(4), the Commission considered an exemption request by an investment adviser and an affiliated bank related to their ownership of the voting equity of El Paso Electric Company to be acquired as a result of El Paso's reorganization under chapter 11 of the Bankruptcy Code./29 As part of its distressed investment business, Fidelity had purchased certain of El Paso's outstanding bonds and unsecured debt prior to El Paso's bankruptcy filing. Under the reorganization plan, Fidelity was to acquire up to 30% of the common stock of reorganized El Paso in exchange for the debt securities of El Paso held by Fidelity's various funds and accounts.

          Fidelity stated in its application that it planned to hold the voting securities for investment purposes only, and that it would reduce its interests to less than ten percent of the outstanding voting securities of the reorganized El Paso as soon as would be financially reasonable, consistent with Fidelity's fiduciary obligations to its investors. Accordingly, Fidelity requested an exemption for three years.

          The Commission found the three-year period consistent with the requirement of Section 3(a)(4) that an applicant for exemption hold the utility securities temporarily and for purposes of liquidation.

               Fidelity states that a period of up to three years would be appropriate to enable the Fidelity Funds and Accounts to reduce their aggregate El Paso holdings to less than ten percent of the utility's voting securities. Fidelity believes that this amount of time would provide "an opportunity [for the reorganization of El Paso]


-----------------
27 Coastal States -- Lo-Vaca Settlement Trust, Merchantile National Bank At Dallas, Holding Co. Act Release No. 21014 (April 23, 1979).

28 An extensive review of section 3(a)(4) precedent reveals no case where "inadvertent" holding company status was a condition for qualifying for exemption.

29 Fidelity Management & Research Company, et al., Holding Co. Act Release No. 26448 (January 5, 1996).

               to be reflected in increased earnings and improved market prices." The Commission has noted that the language of section 3(a)(4) "clearly denotes a desire to give an applicant thereunder a reasonable time in which it might dispose of its public utility or holding company securities without being subject to the Act."/30

          In its role as one of the co-chairs of the El Paso creditors' committee, Fidelity served on a five-member committee to nominate nine new members of the reorganized El Paso board, and recommend one of those new members for the position of El Paso's chief executive officer. Fidelity's participation in establishing the management of El Paso during the bankruptcy was distinguished by the Commission from Fidelity's role after the reorganization which would not involve any representation by Fidelity's directors, officers, or other employees on the board of El Paso. In addition, although as a large shareholder Fidelity may be invited to attend meetings of reorganized El Paso's board, it would participate as an observer only, on a nonvoting basis.

          The Commission stated in Fidelity that it has generally relied upon the temporary nature of the exemption under Section 3(a)(4) to prevent the entrenchment of control that would require regulation under the Act. The Commission indicated that Fidelity's intent to refrain from entering into any stand-alone transactions with the reorganized El Paso and Fidelity's statement that none of its funds or accounts has as its objective the ownership of large percentages of public utility companies supported its determination. In addition, Fidelity represented to the New Mexico Commission that it would not directly or indirectly cause any change in the policies or operations of the reorganized El Paso, and that the funds' and accounts' ownership of the common stock of the reorganized El Paso would not obstruct, diminish, hinder, impair or unduly complicate the regulation and supervision of the utility.

          II. Analysis

          SFC is Entitled to an Exemption under Section 3(a)(4)

          SFC is a limited liability company whose key employee is Stephen Forbes Cooper, Enron's Acting President, Acting Chief Executive Officer, and Chief Restructuring Officer. Mr. Cooper assumed this role at Enron on January 29, 2002, after Enron filed for bankruptcy under chapter 11. Mr. Cooper is also the chairman of Kroll Zolfo Cooper, LLC ("KZC"), and leads its Corporate Advisory and Restructuring Group. KZC is a consulting company that provides services in corporate recovery and crisis management, forensic accounting, and valuation. Mr. Cooper has over 30 years experience as a financial advisor and in leading companies through operational and financial reorganizations. He has represented both creditors and companies in distressed situations.

          In his capacity as Enron's CEO, Mr. Cooper has worked with the Enron board, the Creditors' Committee, and other stakeholders in the bankruptcy process to sell non-core businesses, rehabilitate assets, prosecute the Debtors' claims against banks and professional advisors, and to assist employees in either retaining their employment with Enron's ongoing businesses or to find new positions outside the Enron group. As such, Mr. Cooper's job is to put


-----------------
30 Id., quoting Manufacturers Trust Co., 9 S.E.C. 283, 288 (1941).

himself out of a job; to lead Enron and the other Debtors out of their current financial difficulties such that his services are no longer required. Mr. Cooper works under the supervision of Enron's board of directors comprised of four individuals with extensive business and energy industry experience that were appointed to the board after Enron entered chapter 11 proceedings. The Enron board is wholly independent and each has the support of the Creditors' Committee.

          As stated in Item 1, as the principal of SFC, Mr. Cooper will be directing the administration of the Plan when it becomes effective. If the common stock of Portland General is not contributed to PGE Trust it would remain part of the Debtors' estate until the common stock can be distributed to the holders of allowed claims as those claims are resolved or sold to a third party such as Oregon Electric in a negotiated transaction. Undistributed shares will be maintained in the Disputed Claims Reserve for the benefit of the holders of the remaining creditors. If PGE Trust is formed, SFC as PGE Trustee would manage the PGE Trust as it is liquidated. In either event, SFC directly as Administrator, or indirectly through its role as the PGE Trustee, will manage, administer, operate and otherwise control Portland General as its stock is distributed to creditors under the Plan. If, as now may be the case, the stock is sold to Oregon Electric, SFC as the Administrator or PGE Trustee would manage the sale process and then distribute the proceeds of the sale to creditors under the Plan. SFC would carry out these responsibilities with the assistance of the Reorganized Debtors and would exercise its control subject to the supervision of Enron's board of directors and the consent of the Creditors' Committee.

          Although SFC would assume and exercise control over the Portland General common stock such that it could be considered a holding company under the Act, that control would be temporary and exercised under the Plan and subsidiary agreements, notably the Reorganized Debtor Plan Administration Agreement and the PGE Trust Agreement solely for the benefit of the Debtors' creditors. The Plan has been filed with the Bankruptcy Court and represents the product of extensive work with the Creditors' Committee. The Plan unequivocally provides for the distribution of Portland General common stock to creditors or the distribution of such stock to a purchaser with the proceeds thereof then to be distributed to creditors. There can be no doubt, therefore, that the Plan is a bona fide arrangement for the distribution of Portland General common stock within the meaning of Section 3(a)(4) and that SFC is one of the key instruments under the Plan to achieve that objective. Given Mr. Cooper's background and the active participation of the Bankruptcy Court and Creditors' Committee in supervising the administration of the Plan, and the continued regulation of Portland General by the OPUC, there also should not be any doubt that the control necessarily exercised by SFC over the Portland General common stock is appropriate and consistent with the interests of investors, consumers and the public under the Act. Accordingly, since SFC meets the objective criteria for exemption under Section 3(a)(4) and regulating SFC as a holding company is not necessary to guard the interests protected by the Act, the exemption should be granted.

          In its 1995 report, the Commission's Division of Investment Management stated that "[a]lthough the legislative history does not reveal the specific rationale underlying section 3(a)(4), it appears that the exemption was intended to address a narrow set of circumstances in which holding company status was temporary, inadvertent, and unaccompanied by the intent to exercise control, so that abuses were unlikely to occur."/31 SFC's holding company status will commence upon the earlier to occur of SFC assuming the role of trustee of PGE Trust, which may be prior to the Plan Effective Date, or SFC assuming the role of Administrator on the Effective Date. In either case, the distribution of Portland General common stock under the Plan should commence as soon as regulatory approvals to distribute such shares have been received from the FERC and the OPUC and the allowance of General Unsecured Claims in an amount which would result in the distribution of 30% of the issued and outstanding shares of Portland General common stock. Alternatively, the sale of the Portland General common stock to Oregon Electric will commence after the receipt of Bankruptcy Court, OPUC and FERC approval and the satisfaction of other conditions customary for transactions such as these.

          It is expected that the conditions precedent to the Portland General sale could be satisfied as early as the second half of 2004. Accordingly, under the sale scenario, SFC's holding company status would be very brief. While the date on which the sale or the distribution under the Plan would commence cannot be predicted with certainty, this is not required under Section 3(a)(4). All that is required is that distribution be sufficiently prompt, within seven years as in the Coastal case, or within three years as in the Fidelity case./32 The Commission also may condition its relief under Section 3(a)(4) on completion of the Portland General distribution or sale within a defined period, thus assuring that the temporary holding company requirement of Section 3(a)(4) is observed. Further, the Commission may withdraw an exemption granted under Section 3 of the Act, under the provisions of Section 3(c), if it appears that the exemption is no longer warranted./33 The temporary nature of SFC's holding company status, therefore, can be reasonably assured.

          SFC's holding company status also would be unaccompanied by the intent to exercise control such as would give rise to the abuses addressed by the Act./34 SFC's control over Portland General is designed to allow SFC to preserve the value of Portland General in the Debtors' estate until it can be sold to a third party or distributed to creditors. SFC is acting as a fiduciary to the creditors under the supervision of the Bankruptcy Court. SFC's control is, therefore, consistent with the Act's objective of protecting investors, including creditors./35 The holding companies

-----------------
31 See note 25, supra.

32 See notes 27 and 29, supra.

33 Section 3(c) of the Act provides, in part: "Whenever the Commission, on its own motion, or upon application by the holding company or any subsidiary company thereof exempted by any order issued under subsection (a), or by the subsidiary company exempted by any order issued under subsection (b), finds that the circumstances which gave rise to the issuance of such order no longer exist, the Commission shall by order revoke such order."

34 Although mentioned in the Division's 1995 Report, there is apparently no case law under Section 3(a)(4) that establishes that a temporary holding company must have obtained such status "inadvertently." See note 28, supra.

35 See e.g., Manufacturers Trust Company, Holding Co. Act Release No. 2755 (May 17, 1941). In that case the Commission was required to balance the control held by the bank with the difficulty in disposing of certain utility securities. To resolve the conflict the Commission granted the exemption subject to conditions intended to limit any potential adverse effects that may follow from the control held by the bank.

          The presence of the word "temporarily" in subdivision (4) of Section 3
          (a) unequivocally negatives any contention that Congress intended that an institution such as the applicant should receive an unqualified exemption from the provisions of the Act. In other words, the language of the entire paragraph clearly denotes a desire to give an applicant thereunder a reasonable time in which it might dispose of its public utility or holding company securities without that gave rise to the Act were often empires of multiple utilities built on shaky financial structures. They were built by industrialists with the complicity of investment bankers who saw opportunities for profits and commissions from the sale of securities, and other promoters who saw opportunities for fees. SFC is not building or perpetuating a utility empire through its temporary control of Portland General. Neither will it be engaged in providing financing to Portland General or services for which it will charge Portland General fees. SFC's fees will be provided for in the Reorganized Debtor Plan Administration Agreement and paid by the Debtors, which do not include Portland General. SFC will be subject to the supervision of Enron's independent board and the Bankruptcy Court. SFC will report to the Bankruptcy Court periodically on its progress with the implementation of the Plan and will, if required, provide copies of these reports to the Commission as well. For all these reasons, the Commission should grant an exemption to SFC under Section 3(a)(4) of the Act.

         The PGE Trust is Entitled to an Exemption under Section 3(a)(4)

         The PGE Trust will be formed, as provided in Article XXIV of the Plan, upon the joint determination of the Debtors and the Creditors' Committee on or subsequent to the Confirmation Date, but prior to the Effective Date. The PGE Trust Agreement, which must be in form and substance satisfactory to the Creditors' Committee, will provide for the management of the PGE Trust by the PGE Trustee who will be required to manage, administer, operate and liquidate the assets held by the PGE Trust and distribute the proceeds thereof or the Portland General common stock. The common stock of Portland General and dividends on the stock would constitute the


-----------------
          being subject to the Act. It is our opinion that generally speaking the continued retention of the control of a financially sound public utility company by an institution such as the applicant is in conflict with the policy of the Act and is detrimental to the public interest and the interest of investors and consumers. On the other hand, we are equally cognizant of the harmful effect upon those same interests of the distribution of securities of a problematical value.

                                    * * * * *

          Consequently, it is obvious that in dealing with applicant's situation recognition must be accorded the fact that a wide disparity exists in the character of the securities owned by applicant and its wholly owned subsidiary, Utility Service Company. Considering the application under the provisions of Section 3 (a) (4) of the Act, we are of the opinion that a further temporary exemption is appropriate under that section.

                                    * * * * *

          In view of the substantial period which has already elapsed since applicant acquired a beneficial interest in the securities of its holding company subsidiaries, the question arises as to appropriate limitations to the exemption particularly as to restrictions concerning intercompany dealings between the bank and its subsidiaries.

Id at 12-14.

assets of the PGE Trust. SFC would be the PGE Trustee, unless another entity is chosen by the PGE Trust Board and approved by the Bankruptcy Court to administer the trust./36

          The PGE Trust would acquire the Portland General common stock at the time of its creation,/37 pursuant to the terms of the Plan, and would distribute such stock as soon as possible under the Plan after which time the PGE Trust will terminate. Applicants expect that the authorization of the OPUC and the FERC would be required before the common stock of Portland General could be contributed to the PGE Trust and distributed to the holders of allowed claims or sold to Oregon Electric. The PGE Trust would be formed for the sole purpose of holding and liquidating the Portland General common stock under the terms of the PGE Trust Agreement and applicable Treasury regulations which provide for the formation of liquidating trusts. "A liquidating trust is treated as a trust for purposes of the Internal Revenue Code because it is formed with the objective of liquidating particular assets and not as an organization having as its purpose the carrying on of a profit-making business which normally would be conducted through business organizations classified as corporations or partnerships."/38

          The PGE Trust is entitled to an exemption under Section 3(a)(4) because, if formed, it will acquire the Portland General common stock under the Plan, including the PGE Trust Agreement, which is a bona fide arrangement for the distribution of the stock. The PGE Trust will be a temporary holding company with an existence limited to the period necessary to fully liquidate its assets that, under Section 24.11 of the Plan, should not be longer than six years. If the sale of Portland General common stock is consummated, the holding period would clearly be much shorter. As noted above, Commission precedent supports
Section 3(a)(4) exemptions when the holding period would be as long as seven years.

          The PGE Trust's holding company status also would be unaccompanied by the intent to exercise control such as would give rise to the abuses addressed by the Act. The PGE Trust would be controlled by SFC, as the PGE Trustee. As discussed above, SFC's role under the Plan is to preserve the value of Portland General in the Debtors' estate until it can be distributed to creditors - a role that is consistent with the Act's objective of protecting investors (which includes creditors), consumers and the public interest. In addition to the limitations on SFC's control over Portland General discussed above, the PGE Trustee and, by extension the PGE Trust, is further limited in its control over Portland General by Treasury Regulations stating that the PGE Trust's primary purpose should be the liquidation and distribution of its assets. If the PGE Trust prolongs its existence unreasonably or the trust purpose strays from stewardship of the assets pending their disposition to other profit-making business activities, the PGE Trust could lose its status as a liquidating trust under the Internal Revenue Code. For all these reasons, the Commission should grant an exemption to the PGE Trust under Section 3(a)(4) of the Act.


-----------------
36 If PGE Trust is formed, SFC, as PGE Trustee, would be exempt from any obligations under the Act as a holding company under Rule 10 (17 C.F.R. ss. 250.10), if PGE Trust is exempt under Section 3(a)(4) of the Act.

37 As a technical matter, to comply with federal income tax requirements, all parties must treat the transfer of assets to the PGE Trust as a transfer to the holders of certain allowed claims, followed by a transfer by such holders to the PGE Trust. In effect, the beneficiaries of the PGE Trust are the grantors thereof.

38 Treasury Regulation ss. 301.7701-4(d).

          Enron is Entitled to an Exemption under Section 3(a)(4)

          Enron acquired the Portland General common stock in 1997, in connection with a business strategy that involved seeking synergies between Enron's unregulated power trading and wholesale power generating businesses and the regulated electric utility business. Enron today has an entirely different business purpose driven by the bankruptcy process and the need to satisfy the allowed claims of its creditors. Upon the commencement of a chapter 11 bankruptcy case, the debtor becomes a "debtor in possession" with a fiduciary duty to creditors and rights and obligations under federal law./39 The chapter 11 debtor in possession is a separate and distinct legal entity from the pre-bankruptcy debtor./40 Upon the Debtors filing for chapter 11, the bankruptcy estate administered by the debtor in possession acquired the securities of Portland General for the benefit of the Debtors' creditors and will hold them pending the ultimate disposition of these securities under the chapter 11 plan.

          The Plan is the Debtors' commitment to liquidate and divest their assets, including Portland General, and when confirmed the Plan will become a legally binding document. When the Plan is implemented, Enron will cease being a public utility holding company. The filing of the Plan and the January 6, 2004 disclosure statement hearing indicate that this transformation is already well underway. The agreement that Enron recently entered for the sale of the Portland General common stock to Oregon Electric also is persuasive evidence that Enron's intent, consistent with Debtors' intent expressed in the Plan, is for Enron to promptly divest itself of all of its Portland General common stock.

          Enron's transformation into a temporary holding company began when Enron became the debtor in possession of its estate in bankruptcy. Enron's role as a debtor in possession is to act as a fiduciary to its creditors and to maximize value for creditors. Enron represents their interests as the future acquirers of Portland General and Enron's other assets. A debtor in possession is duty-bound to protect the property of the estate for the benefit of creditors./41 Therefore, once Enron became a debtor in possession it assumed a role similar to that of the PGE Trustee and Enron "acquired" or became possessed with the Portland General common stock for the new purpose of satisfying the allowed claims of its creditors.

          Section 3(a)(4) provides that an exemption should be granted when the holding company is temporarily so, "solely by reason of the acquisition of securities for purposes of liquidation or distribution . . . in connection with a bona fide arrangement for the underwriting or distribution of securities." Enron is now holding Portland General for the purpose of liquidating the Portland General common stock under the Plan. There is no reason to distinguish a holding company that possesses securities temporarily for purposes of divesting them, from a holding company that has acquired such securities and holds them temporarily for purposes of divestiture. To distinguish


-----------------
39 See Bankruptcy Code section 1107.

40 See e.g., In re V. Savino Oil & Heating Co., Inc., Debtor, 99 B.R. 518 (Apr. 28, 1989) ("The filing of a Chapter 11 petition does, however, cause a fundamental legal change in the entity. The filing entity is legally different from what it was the moment before filing, as it now assumes the mantle of a new juridical entity, a debtor-in-possession. As such it becomes an officer of the court subject to the supervision and control of the Bankruptcy Court and the provisions of the Bankruptcy Code." Emphasis in the original.) See also, In the Matter of Merle W. and Jean A. Pease, Debtors, 195 B.R. 431 (Mar. 22, 1996).

41 See Bankruptcy Code sections 704, 1107 & 1108.

such cases would elevate form over substance. The regulatory objective of the exemption - the divestiture of the public utility securities and the elimination of a temporary holding company - will be accomplished by granting the exemption to Enron under the condition that it effects the Plan as proposed.

          There is especially no reason to draw a distinction between Enron, SFC and PGE Trust. Enron today is led by Stephen Cooper under the supervision of the Enron board of directors. Mr. Cooper also oversees the management of Portland General. After the Plan becomes effective, the implementation of the Plan will be the primary responsibility of SFC, with Mr. Cooper as principal. SFC will manage Portland General in its capacity as trustee of PGE Trust, should it be formed. If PGE Trust is not formed, Portland General will remain a part of the Debtors' estate under the control of SFC acting as the Administrator until a sufficient block of the PGE common stock has been distributed such that SFC is no longer managing a controlling interest.

          If, as the facts presented here demonstrate, SFC or PGE Trust are (or would be) temporary holding companies, Enron is a temporary holding company because once SFC and PGE Trust cease to be holding companies Enron also will cease to be a holding company. As the Commission stated in Fidelity, "The Commission has generally relied upon the temporary nature of the exemption under section 3(a)(4) to prevent the entrenchment of control that would require regulation under the Act."/42 Accordingly, the record demonstrates that Enron is a temporary holding company that possesses or has "acquired" the Portland General common stock for purposes of distribution under a bona fide plan.

          Enron's temporary holding company status also would be unaccompanied by the intent to exercise control such as would give rise to the abuses addressed by the Act. Because Enron is currently under the control and management of Stephen Cooper and after the Effective Date will be controlled by SFC as the Administrator of the Plan, Enron's actions are subject to the same controls as those applicable to SFC. In particular, Enron is subject to the supervision of the Bankruptcy Court, the Creditors' Committee, the examiners and the OPUC with respect to transactions with Portland General. Enron's actions are also guided by an independent board of directors and Enron's obligation under the Bankruptcy Code as a debtor in possession to act in the best interest of the creditors of the Debtors' estate. It would be contrary to Enron's fiduciary duty to take actions that would be adverse to Portland General and decrease the value of that company to the estate./43 The nature of the control held by the holding company over its public utility subsidiary and the potential for adverse consequences to the interests protected under the Act should guide the Commission's exemption determination. In this case, where the holding company's control is temporary and subject to extensive oversight by a variety of entities that would prevent the abuses identified in the Act, the exemption is fully justified.


-----------------
42 Fidelity, supra note 29 at 17. See also, Equitable Securities Corp., Holding Co. Act Release No. 10847 (October 26, 1951) ("The temporary character of the holding company is an essential element for exemption under Section 3(a)(4).").

43 These factors distinguish Enron's control over Portland General from the typical control exercised by a holding company with respect to its subsidiaries. Cf., Manufacturers Trust Company, Holding Company Act Release No. 1504 (April 20, 1939) at 20 (active control exercised by a holding company that is not of a temporary character but is of the same character as that exercised by other utility holding companies cited as basis for the denial of an exemption under
Section 3(a)(4)).

          An analogy to Rule 10 under the Act also indicates that Enron should be granted exempt holding company status. Rule 10 provides in relevant part that:

               Subject to the provisions of Sec. 250.6, any holding company shall be exempt from any obligation, duty, or liability imposed on it as a holding company solely by reason of such company having as a subsidiary any company which, insofar as it is either a public utility or a holding company, is:

               (1) A company declared not to be a public utility or holding company by rule or order under section 2(a)(3), 2(a)(4), or 2(a)(7) of the Act (49 Stat. 804; 15 U.S.C. 79b), or is exempted without qualification by order pursuant to section 3(b) from all obligations, duties, or liabilities imposed on it as a subsidiary company; or

               (2) A company exempted as a holding company from sections 4 and 5(a) of the Act (49 Stat. 812; 15 U.S.C. 79d, 79e) by order under subparagraph (3), (4), or (5) of section 3(a) (49 Stat. 810; 15 U.S.C. 79c), or by Sec. 250.3, Sec. 250.4, or Sec. 250.5; or

               (3) A company which is only indirectly a subsidiary of such holding company through the interest of such holding company in a subsidiary holding company of the class specified in paragraph
               (a)(2) of this section; or

               (4) A company as to which there is pending an application for an order specified in paragraph (a)(1), (2), or (3) of this section. Provided, That such holding company does not have cause to believe that such application was not filed in good faith.

SFC, PGE Trust and Enron would be holding companies with respect to only one public utility company, Portland General. Under the Plan, each of SFC, PGE Trust and Enron is under the common supervision of Stephen Cooper and the Enron board of directors. Accordingly, Rule 10 suggests that if SFC and PGE Trust are exempt from regulation as holding companies under the Act, then Enron also should be exempt.

          As described in Item 1, above, Enron and Portland General would provide certain services to each other until the separation is completed. The limited services which Enron will continue to provide to Portland General during the transition period are intended to maintain continuity in Portland General's operations and would not be detrimental to Portland General. The terms of these transactions are fair to Portland General and these arrangements do not provide the opportunity for the abuses the Act was designed to address./44


-----------------
44 All transactions between Portland General and its affiliates are subject to audit by the OPUC and a summary of transactions is filed annually with the OPUC in Portland General's affiliated interest report as required by OAR 860-027-0100.

          It would be contrary to the sound administration of the Act and common sense to deny the exemption to Enron because it owned the Portland General common stock prior to the filing of the Plan, but grant the exemption to SFC and the PGE Trust, when all three entities have the same objective of disposing the Portland General common stock under the terms of the Plan. In this matter, the Commission should interpret the language of the statute to further its purpose. Enron's operations under bankruptcy are conducted under the supervision of the Bankruptcy Court and the Creditors' Committee, and, more to the point, its conduct of business with respect to Portland General is conducted under the supervision and regulation of the OPUC. Enron is not engaged in entrenching its control over Portland General, but in divesting that control. The recently agreed sale to Oregon Electric amply demonstrates this point. Enron will continue to observe all of the requirements of the OPUC with respect to its ownership of Portland General. In addition, as a further condition on the exemption, Enron would submit periodic reports on any affiliate transactions entered with Portland General subsequent to the entry of an order declaring Enron exempt to allow the Commission to monitor any ongoing relationships between Portland General and Enron. With the ability to fully monitor affiliate transactions, there should be no concern that potential abuses of consumers, investors, or the public interest would arise that could require the imposition of more expansive regulation under the Act pending the completion of the divestiture. For all these reasons, the Commission should grant an exemption to Enron under Section 3(a)(4) of the Act.

          III. Conclusion

          An exemption for SFC, PGE Trust and Enron based on the Plan requirement that Portland General will be divested or sold is appropriate under the specific circumstances of this case. Such an exemption would further the goal of separating Enron and Portland General without leading to the potential abuses identified under the Act. The exemption also would allow the bankruptcy process, which is already quite far along, to proceed to its conclusion without delay.

          All three companies fit the essential elements of the exemption in that they are, or would be, temporary holding companies engaged in the disposition of the securities of a public utility company under a bona fide plan. Given their common objective, common management, and common oversight by entities that can be expected to vigorously protect the interests of investors, consumers and the public, all three companies merit an order of exemption under
Section 3(a)(4) of the Act.

Item 4.   Regulatory approvals

          No state or federal regulatory agency, other than this Commission, has jurisdiction over the exemption requested herein. As described above, the Bankruptcy Court has jurisdiction over the Plan and the transfer of the Portland General common stock to PGE Trust and to creditors under the Plan is subject to the approval of the FERC and the OPUC.

Item 5.   Procedure

          Applicants respectfully request that the Commission issue an order granting the relief requested herein as soon as reasonably practical. If the Division of Investment Management supports the grant of the exemption, Applicants state that (i) there should not be a recommended decision by a hearing officer, (ii) the Division of Investment Management may assist in the preparation of the Commission's decision, and (iii) there should be no 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective. If the Division of Investment Management opposes the grant of the exemption, Applicants reserve the right to seek a hearing before the Commission on this matter.

Item 6.   Exhibits and Financial Statements

Exhibits:

A. Fifth Amended Joint Plan of Affiliated Debtors Pursuant to Chapter 11 of the United States Bankruptcy Code dated January 9, 2004, incorporated by reference to Exhibit 2.1 of the Enron Corp. Current Report on Form 8-K dated January 9, 2004 (filed January 12, 2004, SEC File No. 001-13159).

B. Disclosure Statement for Fifth Amended Joint Plan of Affiliated Debtors Pursuant to Chapter 11 of the United States Bankruptcy Code dated January 9, 2004, incorporated by reference to Exhibit 2.2 of the Enron Corp. Current Report on Form 8-K dated January 9, 2004 (filed January 12, 2004, SEC File No. 001-13159).

C.   Opinion of Counsel (to be filed by amendment).

D.   Proposed Form of Notice (previously filed).

E.   Master Service Agreement (previously filed).

F.   Tax Sharing Agreement (previously filed).

G. Stock Purchase Agreement Between Oregon Electric Utility Company, LLC and Enron Corp. dated November 18, 2003 (previously filed).

H. Order on motion of Enron Corp. approving the disclosure statement, setting record date for voting purposes, approving solicitation packages and distribution procedures, approving forms of ballots and vote tabulation procedures, and scheduling a hearing and establishing notice and objection procedures in respect of confirmation of the plan, Docket No. 15303, In re Enron Corp., et al., Chapter 11 Case No. 01-16034 (AJG), Jan. 9, 2004 (U.S. Bankruptcy Court, S.D.N.Y.).

I. Order establishing voting procedures in connection with the plan process and temporary allowance of claims procedures related thereto, Docket No. 15206, In re Enron Corp., et al., Chapter 11 Case No. 01-16034 (AJG), Jan. 9, 2004 (U.S. Bankruptcy Court, S.D.N.Y.).


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


Financial Statements:

Not applicable.

Item 7.   Information as to Environmental Effects

          The proposed transactions subject to the jurisdiction of this Commission have no environmental impact in and of themselves. No federal agency has prepared or, to the applicants' knowledge, is preparing an EIS with respect to the proposed transaction.



                                    SIGNATURE

          Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this AMENDMENT to be signed on its behalf by the undersigned thereunto duly authorized.

Date: February 5, 2004

                           ENRON CORP.

                           By: /s/ Raymond M. Bowen, Jr.
                               -------------------------
                           Name: Raymond M. Bowen, Jr.
                           Title: Executive Vice President and Chief Financial Officer


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


                                  Exhibit Index

Exhibit H      Order on motion of Enron Corp. approving the disclosure
               statement, setting record date for voting purposes, approving solicitation packages and distribution procedures, approving forms of ballots and vote tabulation procedures, and scheduling a hearing and establishing notice and objection procedures in respect of confirmation of the plan, Docket No. 15303, In re
               Enron Corp., et al., Chapter 11 Case No. 01-16034 (AJG), Jan. 9,
               2004 (U.S. Bankruptcy Court, S.D.N.Y.).

I.
Exhibit I Order establishing voting procedures in connection with the plan process and temporary allowance of claims procedures related thereto, Docket No. 15206, In re Enron Corp., et al., Chapter 11 Case No. 01-16034 (AJG), Jan. 9, 2004 (U.S. Bankruptcy Court, S.D.N.Y.).




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